EXHIBIT 2.1




                                       October 14, 1998



WMFC 1997-4 Inc.
1776 S. W. Madison Street
Portland, Oregon  97205

Attention: Andrew Weiderhorn

Ladies and Gentlemen:

     Salomon Brothers Realty Corp. ("Salomon") hereby confirms our agreement to purchase and the agreement of WMFC 1997-4 Inc. ("WMFC") to sell on October 13, 1998 (the "Settlement Date"), on a mandatory delivery, servicing-released basis, and without recourse, the mortgage loans identified on the mortgage loan schedule (the "Mortgage Loan Schedule") attached hereto as Exhibit A (the "Mortgage Loans", which term includes all contractual and possessory rights of WMFC and any other person to administer or service such Mortgage Loans and to possess directly or indirectly any instruments, agreements, other documents, books, records and other media for storing information relating to such Mortgage Loans) having an aggregate unpaid principal balance as of the Settlement Date of approximately $266,508,621.39 (the "Settlement Date Principal Balance") after application of principal payments collected through September 30, 1998. The terms and provisions of the agreement for the purchase and sale of the Mortgage Loans are as described below.

          1. Purchase of Mortgage Loans: The Mortgage Loans are to be sold in whole loan format on a servicing released basis; provided, however, that WMFC shall service and administer the Mortgage Loans for the benefit of Salomon as provided in Section 3 hereof, the cost of which shall be paid as described in
Section 3 hereof. At your expense, and as a condition to the closing on the Settlement Date, the original mortgage notes properly endorsed, mortgages or deeds of trust, modification,


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extension  and/or  assumption  agreements,  assignments  of  mortgage or deed of trust, intervening assignments of mortgage, title insurance policies and mortgage insurance policies, if any, for the Mortgage Loans shall be delivered to Salomon or, at Salomon's direction, to a third-party document custodian (the "Custodian"), on or before the Settlement Date. The Custodian will be selected by Salomon and the fees for its initial review shall be paid by WMFC.

          2. Representations and Warranties; Repurchase: With respect to each Mortgage Loan, WMFC hereby makes the representations and warranties set forth on Exhibit B attached hereto. WMFC hereby agrees to repurchase any Mortgage Loan as to which a representation and warranty has been breached and is not cured within thirty (30) days of the discovery of such breach and further agrees to indemnify Salomon in connection with any such breach. The repurchase price for any Mortgage Loan for which a representation or warranty has been breached shall be equal to the product of (a) the Purchase Price Percentage (as defined below) and
(b) unpaid principal balance of such Mortgage Loans. The repurchase price shall be remitted to Salomon via wire transfer of immediately available funds within five (5) business days of the expiration of such cure period.

          3. Servicing of the Mortgage Loans: WMFC shall transfer and deliver the servicing of the Mortgage Loans to Salomon or its designee (the "Transferee") on the second month anniversary of the date hereof, or if such day is not a business day on the following business day (the "Transfer Date"); provided however, that the Transfer Date shall be deemed extended for an additional calendar month for each calendar month (commencing November 1, 1998) in which Salomon shall not have specified to WMFC in writing the identify of the Transferee (such writing to refer to this paragraph of this letter). Pending the Transfer Date, the Mortgage Loans shall be serviced by Wilshire Servicing Corporation (the "Servicer") and subserviced by Wilshire Credit Corporation in accordance with accepted and prudent mortgage servicing practices of prudent mortgage lending institutions which service mortgage loans of the same type as the Mortgage Loans in the jurisdictions in which the related mortgaged properties are located and in a manner at least equal in quality to the servicing the Servicer provides to mortgage loans which it owns in its own portfolio. The Servicer shall service the Mortgage Loans for a servicing fee equal to 0.50% per annum payable monthly on the then-outstanding principal balance of each Mortgage Loan and payable solely out of collections on a loan-by-loan basis. Notwithstanding the foregoing, Salomon shall not be responsible for reimbursing the Servicer for advances or other expenses or amounts with respect to the Mortgage Loans, as set forth on Schedule I attached hereto, which accrued or were paid prior to the date hereof, but will be responsible for any advances or other expenses or amounts accruing after the date hereof.

          4. Purchase Price: The purchase price for the Mortgage Loans on the Settlement Date shall be equal to the product of (a) 79.475767% (the "Purchase Price Percentage") and (b) the Settlement Date Principal Balance.


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          5.  Mandatory  Delivery:  The sale and delivery of all of the Mortgage
Loans on the Settlement Date is mandatory from the date of the execution of this letter agreement, it being specifically understood and agreed that each Mortgage Loan is unique and identifiable on the date hereof and that an award of money damages would be insufficient to compensate Salomon for the losses and damages incurred by Salomon (including damages to prospective purchasers of the Mortgage Loans) in the event of WMFC's failure to deliver each of the Mortgage Loans to Salomon on the Settlement Date.

          6. Entire Agreement: This letter agreement supersedes and integrates all previous negotiations, contracts, agreements and understandings between the parties relating to the Mortgage Loans and contains the entire final agreement of the parties. No prior negotiation, agreement, understanding or prior contract shall have any validity hereafter. This letter agreement may only be amended by a written document signed by each of the parties hereto.

          7. GOVERNING LAW: THIS LETTER AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK EXCEPT TO THE EXTENT PREEMPTED BY FEDERAL LAW.

         This letter may be executed in any number of counterparts, each of which (including any copy hereof delivered by facsimile) shall constitute one and the same original instrument, and either party hereto may execute this letter by signing any such counterpart.


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     Please  confirm that the foregoing  specifies the terms of our agreement by signing and returning the enclosed copy of this letter to Salomon Brothers Realty Corp., Seven World Trade Center, New York, New York 10048, Attention:
Susan Mills (facsimile number: 212-783-3895).


                                       Very truly yours,

                                       SALOMON BROTHERS REALTY CORP.


                                       By: _____________________________________
                                       Name:
                                       Title:




Accepted and Agreed:

WMFC 1997-4 INC.

By:  _______________________________
Name:
Title:


WILSHIRE SERVICING CORPORATION


By:  _______________________________
Name:
Title:





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